Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT ON ESTIMATED PROFIT INCREASE

FOR THE FIRST THREE QUARTERS OF 2017

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first three quarters of 2017 may increase by approximately 95% as compared to the same period of 2016. The Company’s preliminary financial estimates for the first three quarters of 2017 contained in this announcement have not been audited. Detailed financial information of the Company for the first three quarters of 2017 will be disclosed in the Company’s 2017 third quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2017 to 30 September 2017

2.	Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first three quarters of 2017 may increase by approximately 95% as compared to the same period of 2016.

3.	The estimated results have not been audited.

II.	Results for the same period of 2016

1.	Net profit attributable to equity holders of the Company: RMB13,528 million

2.	Earnings per share (basic and diluted): RMB0.47

Commission File Number 001-31914

III.	Reasons for estimated increase in results

The estimated increase in the results for the first three quarters of 2017 is mainly attributable to the increase in investment income.

IV.	Other information

The board of directors of the Company wishes to remind shareholders and investors that the above estimated results for the first three quarters of 2017 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the results for the first three quarters of 2017 differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first three quarters of 2017 will be disclosed in the Company’s 2017 third quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 October 2017

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie